S 18005309 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 26 2018
Washington DC
415

SEC FILE NUMBER
8-52474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Callaway Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 Buffalo Speedway, Suite 950
(No. and Street)

Houston	TX	77098
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Dembski 281-743-8687
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dollar Logsdon, C.P.A
(Name – *if individual, state last, first, middle name*)

3208 Jameston Dr.	Flower Mound	TX	75028
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Maria Dembski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Callaway Financial Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Maria Dembski, CFO

Title

Notary Public

MARCUS EULIAN CRACHIAN JR
Notary ID #129421936
My Commission Expires
May 13, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Callaway Financial Services, Inc

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934

FOR THE YEAR ENDED DECEMBER 31, 2017

Report of Independent Registered Public Accounting Firm

CONTENTS

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Callaway Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Callaway Financial Services, Inc. (the Company) as of December 31, 2017, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included, examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dollar Logsdon

Dollar Logsdon CPA

We have served as the Company's auditor since 2016

Flower Mound, Texas
February 19, 2018

CPA & Advisor

Callaway Financial Services, Inc.
Statement of Financial Condition
Year Ended December 31, 2017

ASSETS		
Cash	$	5,918
Commission and Other Receivable		10,424
Prepaid Expenses		4,802
Other Assets		300
Clearing Deposit		25,022
TOTAL ASSETS	$	46,466
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable	$	1,465
Commissions payable		4,718
TOTAL LIABILITIES	$	6,183
Stockholder's Equity		
Common stock, 100,000,000 shares authorized with $.01 par value 20,000 shares issued and outstanding	$	200
Additional paid-in capital		66,785
Accumulated deficit		(36,507)
Net Income		9,805
TOTAL STOCKHOLDER'S EQUITY		40,283
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	46,466

The accompanying notes are an integral part of these consolidated financial statements

Callaway Financial Services, Inc.
Statement of Operating Income
Year Ended December 31, 2017

Revenue		
Securities commissions	$	133,474
TOTAL REVENUE		133,474
Expenses		
Compensation and related costs		65,017
Clearing charges		40,563
Communications		3,137
Professional fees		5,100
Regulatory fees		5,234
Other expenses		4,618
TOTAL EXPENSES		123,669
Net gain before income taxes		9,805
Income taxes		-
NET INCOME	$	9,805

The accompanying notes are an integral part of these consolidated financial statements

Callaway Financial Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

	Common Shares Issued	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at December 31, 2016	20,000	$ 200	$ 84,800	$ (36,507)	$ 48,493
Distribution of Capital			(18,015)		(18,015)
Net Income				9,805	9,805
Balances at December 31, 2017	20,000	$ 200	$ 66,785	$ (26,702)	$ 40,283

The accompanying notes are an integral part of these consolidated financial statements

Callaway Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2017

OPERATING ACTIVITIES		
Net Income	$	9,805
Adjustments to reconcile Net Income to net cash provided by operations:		
Accounts Receivable		6,414
Accounts Receivable:Broker/Dealer		(10,334)
Accounts Receivable:Non Customer		168
Prepaid Item		(3,302)
Clearing Deposit (First SW Co)		(22)
FINRA Daily Account		(230)
Error Account		(0)
Accounts Payable		1,465
Commission Payable		(180)
Net cash provided by Operating Activities		3,783
FINANCING ACTIVITES		
Retained Earnings		(18,015)
Net cash provided by Financing Activities		(18,015)
Net cash decrease for period		(14,232)
Cash at beginning of period		20,150
Cash at end of period	$	**5,918**

The accompanying notes are an integral part of these consolidated financial statements

Callaway Financial Services, Inc.
Notes to Financial Statements
December 31, 2017

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Callaway Financial Services, Inc. (the Company) was organized in January 2000 as a Texas corporation. The Company is a subsidiary of CFS Holdings, Inc., an S corporation, (Parent) owning five percent (5%) of the Company, and MDX Holdings Inc., an S corporation, (Parent) owning ninety-five percent (95%) of the Company.

The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a general securities broker-dealer whose customers consist primarily of individuals and retirement plans located in Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $33,075, which was $28,075, in excess of its required net capital of $5,000. The Company's net capital ratio was .19 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. There is a minimum clearing and execution fee of $2,500 per month. The agreement also requires the Company to maintain a minimum of $25,000 in a deposit account with the clearing broker-dealer.

Callaway Financial Services, Inc.
Notes to Financial Statements
December 31, 2017

Note 4 - Related Party Transactions / Economic Dependency / Concentrations

The Company and its Parent Companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has a Services Agreement (Agreement) with its Parent MDX Holdings Inc. The Agreement is for a one year term, automatically renewed on a year to year basis unless terminated by any of the parties on 30 days notice prior to expiration of an annual term. Under the Agreement, the Parent is to provide office facilities, personal property and support services, with rent for the office space waived through the end of June 2017. The Parent issues monthly invoice to the Company that represents the Company's allocable share of services provided by the Parent. Net services allocation – Parent, incurred and paid, totaled $8,185.44 under this Agreement for the period ending December 31, 2017.

The Company has two Parent companies, with owners of both being registered securities representatives of the Company. However, the original owner and producing representative still generates the majority of the revenue of the Company.

CFS Holdings Inc. is a Parent Company, and its sole shareholder is a registered securities representative and officer of the Company. As a producing representative, he generated approximately 51% of the Company's revenue. The Company is economically dependent upon the Parent's sole shareholder due to the concentration of services provided.

Note 5 - Income Taxes

The Company made a profit of $9,804 for the year. The Company has a net operating loss carryforward of approximately $57,384 which is available to offset future taxable income. The net operating loss carryforward creates a deferred tax asset of approximately $47,580 after using $9,804 in 2017 which is fully reserved with a valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

As of December 31, 2017, open Federal tax years subject to examination include the tax years ended December 31, 2014 through December 31, 2016.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $10,334 and $25,022, respectively, totaling $35,356, which represents approximately 60% of the Company's total assets.

Note 7 - Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2017, through February 19, 2018 the date the financial statements were available to be issued.

Schedule I

Callaway Financial Services, Inc.
Supplemental Information Pursuant to Rule 17a-5
December 31, 2017

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	40,283
Deductions/charges		
Non-allowable assets:		
Commissions receivable		2,016
Commission receivables from non-customers		90
Prepaid expenses		5,102
Total deductions / charges		7,208
Net capital before haircuts on securities positions		33,075
Haircuts on securities:		-
Net Capital	$	33,075
Agregate indebtedness		
Accounts Payable		1,465
Commissions payable	$	4,718
Total aggregate indebtedness	$	6,183
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net Capital in excess of minimum requirement	$	28,075
Ratio of aggregate indebtedness to net capital		.19 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2017 as filed by Callaway Financial Services, Inc. on form X-17A-5. Accordingly, no reconciliation is deemed necessary.

The accompanying notes are an integral part of these consolidated financial statements

Schedule I, Continued

Callaway Financial Services, Inc.
Supplemental Information Pursuant to Rule 17a-5
December 31, 2017

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

The accompanying notes are an integral part of these consolidated financial statements

Callaway Financial Services Inc.

Callaway Financial Services, Inc.
Exemption Report

Callaway Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception

Callaway Financial Services, Inc.

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Maria Dembski, CFO

February 19, 2018

3700 Buffalo Speedway, Suite 950
Houston. Texas 77098 Member FINRA/SIPC phone: (281) 743-8687

Dollar Logsdon CPA

3208 Jameston Dr * Flower Mound, TX 75028 * Phone 972-315-5777 * Fax 972-315-5778

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Callaway Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Callaway Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Callaway Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii), (the "exemption provisions") and (2) Callaway Financial Services, Inc. stated that Callaway Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Callaway Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Callaway Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dollar Logsdon

Dollar Logsdon CPA
Flower Mound, Texas
February 19, 2018

CPA & Advisor